FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") announcing the release date for its operating results for the first quarter ended March 31, 2011.  Attached hereto as Exhibit 2 is the Company's press release announcing its operating results for the first quarter ended March 31, 2011.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. SETS THE DATE FOR THE FIRST
QUARTER 2011 RESULTS RELEASE, CONFERENCE CALL AND WEBCAST

Earnings Release: Thursday, May 19, 2011, Before Market Opens

Conference Call and Webcast: Thursday, May 19, 2011, at 10:00 a.m. EDT

May 16, 2011 - Athens Greece – Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP; SHIP.W) announced today that it will release its results for the quarter ended March 31, 2011 before the market opens in New York on Thursday, May 19, 2011.

On the same day, Thursday, May 19, 2011, at 10:00 a.m. EDT, the Company's management team will host a conference call to discuss the financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until May 26, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 20 drybulk carriers (four Capesize, three Panamax, two Supramax, one Handymax and ten Handysize vessels) with a total carrying capacity of approximately 1,293,693 dwt and an average fleet age of 13.5 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols "SHIP" and "SHIP.W", respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman - Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

EXHIBIT 2

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2011

May 19, 2011 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP; SHIP.W) announced today its operating results for the first quarter ended March 31, 2011.

Financial Highlights:

First Quarter 2011

•	Net Revenues of $25.2 million

•	EBITDA of $12.9 million

•	Net Loss of $1.5 million

Management Discussion:

Dale Ploughman, the Company's Chairman and Chief Executive Officer, stated: "Against challenging conditions, with the BDI down 50% from Q1 2010, Seanergy's strategy of securing long term agreements with reputable charterers, as well as the fact that we have been operating a larger fleet this year, effectively insulated our revenues from the worsening market environment seen during the first quarter of the year.  In accordance with our strategy, we were able to secure long term employment for one of our Panamax vessels at a higher rate than current market levels, which further enhances our cash flow visibility over the next year. We believe that our strong period charter coverage for the next two years can minimize the effect of short term freight rate volatility.

Furthermore, we expect that our current cash position might afford us the opportunity to engage into accretive acquisitions as the continuing weak market conditions might translate in lower asset purchase prices.

Over the first quarter of 2011 a number of factors contributed to a difficult operating environment characterized by low freight rates and heightened uncertainty.

Unexpected events such as the recent storms in Australia and the natural disaster in Japan have affected shipping activity while the seasonal decrease in trade attributable to the Chinese New Year celebrations reduced demand and maintained the negative pressure on freight rates. Furthermore, persistent fiscal worries in developed countries and the monetary tightening taking place in most major Asian countries are generating increased economic uncertainty.

Under these circumstances the large number of vessels entering service in 2011 has proved difficult to absorb while the large outstanding orderbook is creating a supply overhang that could prevent a sustained rebound in freight rates. It seems that the following months are going to be characterized by volatile conditions, as there are a multitude of factors that can affect the market, which are hard to predict. Looking beyond short term uncertainty however, it is our belief that long term fundamentals in dry bulk shipping remain solid and that Seanergy is well positioned to continue its growth."

Christina Anagnostara, the Company's Chief Financial Officer, stated: "During the first quarter of 2011 the Company operated 20 fully owned vessels. We are pleased to report a 38% increase in revenues for the first quarter of 2011 as compared to the same quarter in 2010. We believe that the end of the first quarter of 2011 finds Seanergy in a solid balance sheet position. Our cash balance and future contracted revenue stemming from our charters puts us in a position that we believe will permit us to cover all capital commitments for the coming year while allowing us to pursue further growth.

The loss experienced in the first quarter is a result of lower average time charter equivalent ("TCE") rates earned by our vessels and higher depreciation, amortization and financial expenses as compared to the first quarter of 2010. The increased size of our fleet compared to the same period last year nevertheless helped us increase revenues even amidst such adverse market conditions.

As of the date of this press release, our vessels have secured period employment of 85% for 2011, 40% for 2012 and 19% for 2013."

First Quarter 2011 Financial Results:

Net Revenues

Net Revenues for the first quarter of 2011 increased to $25.2 million from $18.2 million in the same quarter in 2010. The increase in revenues, despite earning a lower average TCE rate, reflects the increased size of our fleet, which resulted in additional operating days.

EBITDA, Operating Income

EBITDA was $12.9 million for the first quarter of 2011 as compared to $10.7 million in the same quarter in 2010.

Operating income amounted to $2.4 million for the three months ended March 31, 2011, as compared to an operating income of $5.2 million for the same quarter in 2010.

The EBITDA increase in the first quarter of 2011 was mainly a result of revenue growth, which was adequate to offset the effects of higher operating expenses.

Please refer to the EBITDA reconciliation section contained in this press release.

Net Loss/Profit

For the first quarter of 2011, Net Loss amounted to $1.5 million or $0.014 per basic and diluted share, as compared to Net Profit of $0.1 million, or $0.002 per basic and diluted share, in the same quarter of 2010, based on weighted average common shares outstanding of 109,723,980  basic and diluted for 2011; 49,347,837 basic and diluted for 2010.

The loss is primarily the result of a 20% decrease in TCE to $14,563 per day in the first quarter of 2011 from $18,314 per day in the same quarter of 2010, which resulted in lower operating income.

Operating Cash Flow

In the first quarter of 2011, Seanergy generated $2.6 million of cash from operations, as opposed to $7.4 million in the first quarter of 2010. The decrease is mainly attributable to lower net income earned in the current year as well as to the timing of vessels' dry docking payments.

Debt Repayment and capital expenditure requirements for 2011

Seanergy ended the first quarter of 2011 with $388.4 million of outstanding debt. This reflects a reduction of $11.1 million during the quarter, owing to repayment of principal installments.

Repayment of principal on our debt facilities is expected to reach $42.3 million over the three last quarters of 2011. In terms of maintenance capital expenditure, we expect to incur approximately $3.1 million in drydocking costs for the remainder of 2011.

Subsequent Events:

Financial Developments

With respect to our loan agreement with Citibank International Plc, we have requested a retroactive waiver, and our lender has retroactively waived, pursuant to a fourth supplemental agreement dated March 31, 2011, our minimum equity ratio requirement as of December 31, 2010. The supplemental agreement also provides for the temporary reduction of the minimum equity ratio requirement from 0.3:1.0 to 0.175:1.0 for the period from December 31, 2010 through and including December 31, 2011 and an adjustment of the applicable margin to 2% per annum for the period between January 1, 2011 and December 31, 2011.

As of March 31, 2011, the Company did not comply with the financial covenant relating to the minimum quarterly cash balance requirement Seanergy is obliged to maintain under the loan agreement with Marfin Egnatia Bank. The Company has requested a waiver and/or amendments of certain financial and other covenants of the particular loan agreement. The Company  expects that the request will be granted, thus the presentation of the long term debt in the attached consolidated financial statements assumes that the waiver will be granted and accordingly all of the Company's long term debt continues to be classified as non-current as of March 31, 2011. In case the waiver is not granted, then the Marfin debt will be required to be classified as current.

Drydocking and Maintenance Schedule

The M/V African Zebra's scheduled drydocking commenced on January 4, 2011 and was completed on February 28, 2011. The total estimated cost of the M/V African Zebra's drydocking is approximately $1.4 million.

The M/V Davakis G.'s scheduled drydocking commenced on March 18, 2011 and was completed on April 2, 2011. The total estimated cost of the M/V Davakis G.'s drydocking is approximately $0.5 million.

The M/V African Oryx's drydocking commenced on May 14, 2011 and is expected to be completed by end of May 2011. The total cost of the M/V African Oryx's drydock is estimated to be approximately $0.5 million.

Fleet Employment

As of today, the Company has secured under employment 85% of its operating days for 2011, 40% for 2012 and 19% for 2013.

Time Charter Employment

Pursuant to the charter party agreement dated February 18, 2011, the M/V Bremen Max was chartered with Glencore Grain BV (Rotterdam) for a period of about eleven (11) to about thirteen (13) months at a gross daily rate of $20,000. The rate includes a 1.25% brokerage commission payable to each of Safbulk (PTY) LTD and Arrow Chartering and a charterer's commission of 3.75%. The vessel's employment under the time charter agreement commenced on February 23, 2011.

Subsequent Events:

Vessels under Spot Employment

Pursuant to the charter party agreement dated April 7, 2011, the M/V Davakis G. was chartered with MUR Shipping Denmark A/S for a time charter trip at a gross daily rate of $29,250. The rate includes a 1.25% brokerage commission payable to Safbulk (PTY) LTD and a charterer's commission of 3.75%. The vessel's employment under the spot time charter commenced on April 16, 2011.

Pursuant to the charter party agreement dated April 8, 2011, the M/V Delos Ranger was chartered with A/C Mansel Ltd. for a time charter trip at a gross daily rate of $17,000. The rate includes a 1.25% brokerage commission payable to each of Safbulk (PTY) LTD and Arrow Chartering and a charterer's commission of 3.75%. The vessel's employment under the spot time charter commenced on April 16, 2011.

Fleet Data:

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
Fleet Data
Average number of vessels (1)	20	11
Ownership days (2)	1,800	990
Available days (3)	1,724	984
Operating days (4)	1,678	981
Fleet utilization (5)	93.2%	99.1%
Fleet utilization excluding drydocking off hire days (6)	97.3%	99.7%

Average Daily Results

TCE rate (7)	$14,563	$18,314
Vessel operating expenses (8)	$4,776	$4,661
Management fee (9)	$424	$609
Total vessel operating expenses (10)	$5,200	$5,270

(1)
Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the quarter ended March 31, 2011, the Company incurred 76 off hire days for vessel scheduled drydocking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Three Months Ended March 31,
	2011	2010
Net revenues from vessels	25,236	18,209
Voyage expenses	(800)	(243)
Net operating revenues	24,436	17,966
Operating days	1,678	981
Daily time charter equivalent rate	14,563	18,314

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Three Months Ended March 31,
	2011	2010
Operating expenses	8,597	4,614
Ownership days	1,800	990
Daily vessel operating expenses	4,776	4,661

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total vessel operating expenses ("TVOE") is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Fleet Profile and Employment:

Fleet Profile as of May 19, 2011

		Capacity
Vessel Name	Vessel Class	(DWT)	Year Built	Charter Rate ($)	Charter Expiry (latest)
M/V Bremen Max	Panamax	73,503	1993	20,000	Apr. 2012
M/V Hamburg Max (1)	Panamax	72,338	1994	21,500	Oct. 2012
M/V Davakis G.	Supramax	54,051	2008	Spot positioning	May. 2011
M/V Delos Ranger	Supramax	54,051	2008	Spot positioning	Jun. 2011
M/V African Zebra (2)	Handymax	38,623	1985	7,500	Sep. 2011
M/V African Oryx (2)	Handysize	24,110	1997	7,000	Sep. 2011
M/V BET Commander	Capesize	149,507	1991	24,000	Dec. 2011
M/V BET Fighter	Capesize	173,149	1992	25,000	Sep. 2011
M/V BET Prince	Capesize	163,554	1995	25,000	Jan. 2012
M/V BET Scouter	Capesize	171,175	1995	26,000	Oct. 2011
M/V BET Intruder	Panamax	69,235	1993	15,500	Sep. 2011
M/V Fiesta (3)	Handysize	29,519	1997	Floating, BHSI linked	Nov. 2013
M/V Pacific Fantasy (3)	Handysize	29,538	1996	Floating, BHSI linked	Jan. 2014
M/V Pacific Fighter (3)	Handysize	29,538	1998	Floating, BHSI linked	Nov. 2013
M/V Clipper Freeway (3)	Handysize	29,538	1998	Floating, BHSI linked	Feb. 2014
M/V African Joy (4)	Handysize	26,482	1996	14,000	Nov. 2011
M/V African Glory (5)	Handysize	24,252	1998	7,000	Nov. 2012
M/V Asian Grace (6)	Handysize	20,412	1999	7,000	Sep. 2012
M/V Clipper Glory	Handysize	30,570	2007	25,000	Aug. 2012
M/V Clipper Grace	Handysize	30,548	2007	25,000	Aug. 2012
Total		1,293,693

(1)
Represents profit sharing arrangement at a floor rate of $21,500 per day and a ceiling of $25,500 per day, with a 50% profit sharing arrangement to apply to any amount in excess of the ceiling. The spread between floor and ceiling will accrue 100% to Seanergy. The base used for the calculation of the rate is the Time Charter Average of the Baltic Panamax Index.

(2)
Represents floor charter rates excluding a 50% profit share distributed equally between the Company and the charterer calculated on the adjusted Time Charter Average of the Baltic Supramax Index ("BSI").

(3)	Time Charter Average of the Baltic Handysize Index increased by 100.63% minus Opex.

(4)	The charterer has the option to extend the time charter agreement for an additional 11 to 13 months at the same rate.

(5)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $12,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $12,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement is an open ended contract with a 6 months mutual notice following November 2012.

(6)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $11,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $11,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement is an open ended contract with a 6 months mutual notice following September 2012.

EBITDA Reconciliation:

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
Net (loss) income attributable to Seanergy Maritime Holdings	(1,526)	110
Plus: Net income attributable to the noncontrolling interest	0	1,789
Plus: Interest and finance costs, net (including interest income)	3,750	2,122
Plus: Income taxes	16	0
Plus: Depreciation and amortization	10,660	6,665
EBITDA	12,900	10,686
Plus: Loss on interest rate swaps	99	1,293
Adjusted EBITDA	12,999	11,979

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
Net cash flow provided by operating activities	2,565	7,350
Changes in operating assets and liabilities	951	1,932
Fair value of contracts	76	80
Change in fair value of financial instruments	2,378	(660)
Payments for dry-docking	3,339	0
Amortization and write-off of deferred charges	(173)	(138)
Amortization of stock based compensation	(2)	0
Interest and finance costs, net (includes interest income)	3,750	2,122
Income taxes	16	0
EBITDA	12,900	10,686
Plus: Loss on interest rate swaps	99	1,293
Adjusted EBITDA	12,999	11,979

EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization. Adjusted EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization and gain or losses on interest rate swaps. EBITDA and adjusted EBITDA are not  measurements of financial performance under accounting principles generally accepted in the United States of America, and do not represent cash flow from operations.  EBITDA and adjusted EBITDA are presented solely as supplemental disclosures because management believes that they are common measures of operating performance in the shipping industry.

Conference Call Details:

The Company's management team will host a conference call to discuss the financial results today, Thursday May 19, 2011 at 10:00 A.M. EDT.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until May 26, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Slides and Audio Webcast:

There will also be a simultaneous live webcast of the conference call over the Internet, through the Company's website (www.seanergymaritime.com). Participants desiring to view the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
March 31, 2011 (unaudited) and December 31, 2010
(In thousands of US Dollars, except for share data, unless otherwise stated)

	March 31, 2011 (unaudited)	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	44,189	53,787
Restricted cash	11,450	10,385
Accounts receivable trade, net	815	999
Due from related parties	70	-
Inventories	1,569	1,459
Other current assets	1,803	1,829
Total current assets	59,896	68,459
Fixed assets:
Vessels, net	589,349	597,372
Office equipment, net	25	29
Total fixed assets	589,374	597,401
Other assets
Goodwill	17,275	17,275
Deferred charges	12,493	13,086
Other non-current assets	180	180
TOTAL ASSETS	679,218	696,401

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	50,772	53,380
Trade accounts and other payables	1,679	2,340
Due to related parties	2,613	4,025
Accrued expenses	3,045	3,491
Accrued interest	1,209	1,009
Financial instruments	4,253	5,787
Below market acquired time charters	190	266
Deferred revenue – related party	1,041	1,041
Deferred revenue	1,664	1,452
Total current liabilities	66,466	72,791
Long-term debt, net of current portion	337,678	346,168
Financial instruments, net of current portion	1,933	2,777
Total liabilities	406,077	421,736

Commitments and contingencies	-	-

EQUITY
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at March 31, 2011 and December 31, 2010; 109,773,980 and 109,723,980 shares issued and outstanding as at March 31, 2011 and December 31, 2010, respectively	11	11
Additional paid-in capital	279,270	279,268
Accumulated deficit	(6,140)	(4,614)
Total equity	273,141	274,665
TOTAL LIABILITIES AND EQUITY	679,218	696,401

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three months ended March 31, 2011 and 2010
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2011	2010
Revenues:
Vessel revenue - related party	10,380	13,118
Vessel revenue	15,660	5,724
Commissions - related party	(386)	(454)
Commissions	(418)	(179)
Vessel revenue, net	25,236	18,209
Expenses:
Direct voyage expenses	(727)	(5)
Vessel operating expenses	(8,597)	(4,614)
Voyage expenses - related party	(73)	(238)
Management fees - related party	(619)	(603)
Management fees	(144)	-
General and administration expenses	(1,862)	(736)
General and administration expenses - related party	(149)	(182)
Amortization of deferred dry-docking costs	(2,633)	(698)
Depreciation	(8,027)	(5,967)
Operating income	2,405	5,166
Other income (expense), net:
Interest and finance costs	(3,766)	(2,256)
Interest income - money market funds	16	134
Loss on interest rate swaps	(99)	(1,293)
Foreign currency exchange (losses) gain, net	(66)	148
	(3,915)	(3,267)
Net (loss) income before taxes	(1,510)	1,899
Income taxes	(16)	-
Net (loss) income	(1,526)	1,899
Less: Net income attributable to the noncontrolling interest	-	1,789
Net (loss) income attributable to Seanergy Maritime Holdings Corp. Shareholders	(1,526)	110
Net (loss) income per common share
Basic	(0.014)	0.002
Diluted	(0.014)	0.002
Weighted average common shares outstanding
Basic	109,723,980	49,347,837
Diluted	109,723,980	49,347,837

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Changes in Equity
For the three months ended March 31, 2011 and 2010
(In thousands of US Dollars, except for share data, unless otherwise stated)

	Common stock		Additional paid-in capital	(Accumulated deficit)	Total Seanergy shareholders' equity	Non- controlling interest	Total equity
	# of Shares	Par Value

Balance, December 31, 2009	33,255,170	3	213,232	(4,746)	208,489	18,330	226,819
Issuance of common stock	26,945,000	3	28,987	-	28,990	-	28,990
Net income for the three months ended March 31, 2010	-	-	-	110	110	1,789	1,899
Balance, March 31, 2010	60,200,170	6	242,219	(4,636)	237,589	20,119	257,708

	Common stock		Additional paid-in capital	(Accumulated deficit)	Total Seanergy shareholders' equity	Non- controlling interest	Total equity
	# of Shares	Par Value

Balance, December 31, 2010	109,723,980	11	279,268	(4,614)	274,665	-	274,665
Issuance of non-vested common stock	50,000	-	-	-	-	-	-
Amortization of stock based compensation	-	-	2	-	2	-	2
Net loss for the three months ended March 31, 2011	-	-	-	(1,526)	(1,526)	-	(1,526)
Balance, March 31, 2011	109,773,980	11	279,270	(6,140)	273,141	-	273,141

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2011 and 2010
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

	Three months ended March 31,
	2011	2010
Cash flows from operating activities:
Net (loss) income	(1,526)	1,899
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	8,027	5,967
Amortization of deferred finance charges	173	138
Amortization of deferred dry-docking costs	2,633	698
Payments for dry-docking	(3,339)	-
Change in fair value of financial instruments	(2,378)	660
Amortization of acquired time charters	(76)	(80)
Amortization of stock based compensation	2	-
Changes in operating assets and liabilities:
(Increase) decrease in operating assets
Due from related parties	(70)	(796)
Inventories	(110)	12
Accounts receivable trade, net	183	(188)
Other current assets	26	(177)
Other non-current assets	-	(46)
Increase (decrease) in operating liabilities
Trade accounts and other payables	(660)	643
Due to underwriters	-	(19)
Accrued expenses	680	(661)
Due to related parties	(1,412)	-
Accrued interest	200	(851)
Deferred revenue – related party	-	138
Deferred revenue	212	13
Net cash provided by operating activities	2,565	7,350

Cash flows from investing activities:
Additions to office furniture and equipment	-	(34)
Net cash used in investing activities	-	(34)

Cash flows from financing activities:
Net proceeds from issuance of common stock	-	28,990
Repayments of long term debt	(11,098)	(10,500)
Restricted cash retained	(1,065)	(3,564)
Net cash (used in) provided by financing activities	(12,163)	14,926
Net (decrease) increase in cash and cash equivalents	(9,598)	22,242
Cash and cash equivalents at beginning of period	53,787	63,607
Cash and cash equivalents at end of period	44,189	85,849
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	2,960	1,692

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 20 drybulk carriers (four Capesize, three Panamax, two Supramax, one Handymax and ten Handysize vessels) with a total carrying capacity of approximately 1,293,693 dwt and an average fleet age of 13.5 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols "SHIP" and "SHIP.W", respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman  Chairman & Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

/s/ Dale Ploughman
By: Dale Ploughman
Chief Executive Officer

Dated: May 19, 2011

SK 26979 0001 1197944